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                                Tribeworks, Inc.
                        1620 Montgomery Street, Suite 220
                             San Francisco, CA 94111

                                February 23, 2000

VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


Re:  Tribeworks, Inc.
     Form 10-SB filed December 27, 1999
     File No. 0-28675

Dear Sir or Madam:

I am writing with respect to the above-referenced registration statement (the "Registration Statement") which was voluntarily filed with the Commission on December 27, 1999. By this letter, Tribeworks, Inc. (the "Company") hereby respectfully requests that the Registration Statement be withdrawn effective immediately. The Company has determined that registration of the Company's common stock at this time is not viable.

If you have any questions regarding this matter, please call Arman Pahlavan of Georgopoulos Pahlavan & Prince, LLP, the Company's counsel at (650) 473-9001, extension 101.


Very Truly Yours,

Tribeworks, Inc.




By:      /s/ Duncan Kennedy
         ------------------
         Duncan Kennedy
         President and Chief Executive Officer

cc: Alfred Barbagallo, Esq., Securities and Exchange Commission Arman Pahlavan, Esq.